STRATHMORE GROUP, LLC

AUDITED STATEMENT OF FINANCIAL CONDITION

AS OF MARCH 31, 2021

STRATHMORE GROUP, LLC
TABLE OF CONTENTS

MARCH 31, 2021

	Page
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Financial Statements	3- 6

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712
Berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of Strathmore Group, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Strathmore Group, LLC (the "Company") as of March 31, 2021 and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2021.

Berkower LLC

Berkower LLC

Iselin, New Jersey
June 3, 2021

STRATHMORE GROUP, LLC
STATEMENT OF FINANCIAL CONDITION

March 31, 2021

Assets

Cash	$	195,911
Accounts receivable		794,525
Prepaid expenses and other assets		2,108
Total Assets	$	**992,544**

Liabilities and Member's Equity

Liabilities

Deferred revenue	$	83,333
Accounts payable and accrued expenses		3,400
Total Liabilities		86,733
Member's Equity		905,811
Total Liabilities and Member's Equity	$	**992,544**

See Notes to Financial Statements

1. Organization and Nature of Business

Strathmore Group, LLC (the "Company") is a securities broker-dealer located in New York State. It is registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), both effective May 1, 2020. The Company was formed in the State of Delaware as of December 10, 2018. It has an individual as its sole Member (the "Member").

The Company operates as a Capital Acquisition Broker ("CAB") with two lines of business: the private placement of securities; and providing associated advisory services.

As a regulated Capital Acquisition Broker, the Company's business activities are specifically authorized, in particular it's lines of business and it's investor accreditation criteria. CABs are not subject to SEC Rule 15c3-3 due to the nature of their business.

2. Summary of Significant Accounting Policies

Basis of Presentation
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Board's ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported and disclosed in the financial statements. Actual results could differ from those estimates.

Cash
The Company maintains a bank account with a major financial institution. The Company's cash balance may at times exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limit of $250,000. The cash balance of $195,911 at March 31, 2021 did not exceed the FDIC limit.

The Company has defined cash equivalents as highly liquid investments with original maturities of less than three months. There were no cash equivalents as of March 31, 2021.

2. Summary of Significant Accounting Policies – *continued*

Receivables

Accounts receivable of $794,525 at March 31, 2021 are stated at net realizable value. The Company determined that no allowance for doubtful accounts was required based upon its assessment of relevant collectability factors, in accordance with *ASC 326, Financial Instruments – Current Expected Credit Losses ("CECL")*. This standard requires the immediate recognition of estimated credit losses expected over the life of applicable financial assets.

The Company's CECL evaluation considers factors such as historical experience; credit quality; terms; balances; current and future economic conditions; and other matters relevant to collectability.

The Company's Accounts receivable balances at March 31, 2021 are collectable under installment payment terms, as described in Note 3. The Company's policy is to discount such balances using the effective interest rate method if material. No discount was required as of March 31, 2021 due to the discount's immateriality.

Income Taxes

As a single-Member LLC, the Company is treated as a disregarded entity for federal and New York State income tax purposes. Accordingly, the Member is personally responsible for the federal and state income taxes on the Company's taxable income. Therefore, no provision for federal and state income taxes has been made in these financial statements.

3. Accounts receivable

The Company bills and collects Accounts receivable in accordance with the terms of its written customer engagement agreements. Accounts receivable of $794,525 at March 31, 2021 were due for collection in quarterly installments of approximately $100,000 through March 31, 2023 and relate to one customer.

4. Customer concentration

The Company's business model is to focus on select customer engagements. Accordingly, it typically has a small number of active customer engagements at any point in time.

March 31, 2021

5. Related Party Transactions

The Company rents its office from the Member at a cost of $500 per month under a month-to-month agreement. Rent expense was $5,500 for the period May 1, 2020 to March 31, 2021. The balance payable as of March 31, 2021 was $0.

The Company made the short-term lease election to exempt its office lease from the accounting requirements of *ASC 842, Leases*.

6. Net Capital Requirements

The Company is subject to SEC Rule 15c3-1 Computation of Net Capital ("Rule 15c3-1"), which requires the maintenance of minimum Net Capital equivalent to the greater of $5,000 or 12 ½% of Aggregate Indebtedness at March 31, 2021 (the initial year requirement), both as defined. Rule 15c3-1 also requires that the ratio of Aggregate Indebtedness to Net Capital shall not exceed 15 to 1. Further, Rule 15c3-1 provides that equity capital may not be withdrawn, or cash dividends paid if the resulting Net Capital ratio would exceed 10 to 1.

At March 31, 2021, the Company had Net Capital of $109,178 which was $98,336 in excess of its required minimum of $10,842. The Company's ratio of Aggregate Indebtedness to Net Capital was 0.79 to 1.

7. Commitments and Contingencies

The Company may be involved in litigation, claims and regulatory actions arising out of its business as a securities broker-dealer. The Company is not aware of any such matters as of March 31, 2021 and for the period May 1, 2020 to March 31, 2021. The Company had no commitments, guarantees or indemnifications as of March 31, 2021.

8. COVID-19

Measures taken by governmental authorities to contain the COVID-19 pandemic affected economic activity, including the Company's business and results for the period May 1, 2020 to March 31, 2021. While the Company believes that the associated impact has not been material to-date, the Company is unable to determine COVID-19's future impact on its business and results.

March 31, 2021

9. Recently Issued Accounting Pronouncements

The Company is subject to ongoing revisions to the GAAP standards in effect applicable to the preparation of its financial statements. The Company has either evaluated or is currently evaluating the impact of pending FASB pronouncements. The Company believes that these future standards will not have a material impact on its financial statements.

The Company adopted *ASC 326, Financial Instruments – Current Expected Credit Losses*; *ASC 842, Leases;* and *ASC 606, Revenue from Contracts with Customers* effective May 1, 2020. These GAAP standards were issued on January 1, 2020; January 1, 2019; and January 1, 2018; respectively. The adoption of these standards did not have a material impact on the Company.

10. Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were issued. No material subsequent events occurred during this period that are required to be recognized or disclosed in the Company's financial statements.